

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

>   **Re: PTC Therapeutics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 25, 2021**
>   **File No. 001-35969**

Dear Ms. Hill:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences